Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

February 23, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Esq.
Kathleen Krebs, Esq.

Re:	BYND Cannasoft Enterprises Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 20-F Filed February 23, 2022
CIK No. 0001888151

Ladies and Gentlemen:

By letter dated February 10, 2022, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form 20-F that was filed confidentially on January 12, 2022 (as amended, the “Registration Statement”). Simultaneously herewith, the Company is submitting the Registration Statement for confidential non-public review.

Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Draft Registration Statement filed on Form F-20 on January 12, 2022

Risk Factors

Our cannabis business will be dependent on our obtaining certain licences..., page 14

1.	Please revise this risk factor to address the risks related to the specific Israeli regulations, licenses and certifications applicable to your Cannabis Farm and Indoor Cannabis Growing facility you intend to construct in Israel.

The Company has made revisions in accordance with the Staff’s comments. See page 14 of the Registration Statement.

Enforcing a Canadian or U.S. judgment against us and our current executive officers and directors..., page 22

2.	Please expand this risk factor to address the ability of shareholders to effect U.S. service of process, bring actions, or enforce U.S. judgments based on U.S. federal securities laws in Canada and Israel.

The Company has made revisions in accordance with the Staff’s comments. See page 22 of the Registration Statement.

Risks Related to Ownership of Our Common Shares, page 23

3.	Please add a risk factor that addresses your federal reporting obligations and compliance with federal securities laws after your registration statement is declared effective. Further, clarify the reporting differences as a foreign private issuer compared to domestic registrants, being exempt from filing quarterly reports containing quarterly financial statements or proxy or information statements on Schedule 14A or 14C.

The Company has made revisions in accordance with the Staff’s comments. See page 25 of the Registration Statement.

4.	Please address that you are registering your common shares under Section 12(g) of the Securities Exchange Act on a voluntary basis, and clarify the circumstances for which you may terminate your registration and cease reporting at your discretion. Clarify the effect such a termination will have on U.S. investors.

The Company has made revisions in accordance with the Staff’s comments. See page 25 of the Registration Statement.

An active, liquid and orderly trading market for our Common Shares may not develop ..., page 25

5.	Please add a risk factor that clarifies that you intend to apply for listing on the Nasdaq, but may not be approved for listing or meet its listing standards. Discuss the consequences to you and investors if your common shares are unable to be traded on the Nasdaq, such as more limited liquidity, that U.S. investors may have to trade their shares on the over-the-counter markets, and the cancellation of the $2.5 million investment by Agroinvestment SA discussed on page 66. Further, please discuss the potential listing challenges for cannabis companies that are directly involved in the cultivation and sales of cannabis.

The Company has made revisions in accordance with the Staff’s comments. See page 25 of the Registration Statement.

6.	Please clarify that, while your shares are listed on the Canadian Stock Exchange (CSE) under the symbol “BYND,” that symbol is unavailable in U.S. markets and the Nasdaq, as it is used by an unrelated corporation. Discuss the possible confusion that may result.

The Company has made revisions in accordance with the Staff’s comments. See page 67 of the Registration Statement.

Information on the Company, page 26

7.	You indicate that your principal executive office is in Vancouver, Canada. Please clarify the business activities that are performed in Canada, given your disclosure on page 21 that your corporate headquarters and all of your operations are in Israel.

The Company has revised the Registration Statement to clarify that its corporate headquarters are located in Israel while its registered address is in Vancouver, BC, the Company’s jurisdiction of organization. See the cover page of the Registration Statement.

8.	Where appropriate, please clarify which geographic markets that you intend to enter for each of your product categories (New CRM Platform, New Cannabis CRM Platform, Cannasoft, etc.). In particular, please clarify whether you intend to enter the U.S markets for your cannabis-related platforms or products, and if so, please substantially revise your disclosures to address the regulatory environment, including restrictions, in the United States, both at the federal and state level, to both you as a vendor and for your prospective clients.

The Company has made revisions in accordance with the Staff’s comments. See page 26 of the Registration Statement.

Description of BYND Israel’s Business

BYND Israel’s New Cannabis CRM Software Business, page 33

9.	You provide a detailed description of the planned features and uses of the New Cannabis CRM Platform and indicate all of the development work will be performed in-house. As you are in the early stages of development, please clarify whether any of the described features currently exists in a prototype or if they are merely design plans. Further, please describe the size of your current development team and amount of resources you are currently devoting to the creation of the New Cannabis CRM Platform.

The Company has made revisions in accordance with the Staff’s comment. See page 34 of the Registration Statement.

Sales and Customers, page 33

10.	Please clarify why you believe that you will achieve a 6% market share with your New Cannabis CRM Platform given that you are in the early stages of development, have no prior history in the cannabis CRM market, and do not appear to have any operations or sales outside of Israel. Please balance your disclosure or delete this reference.

The Company has made revisions in accordance with the Staff’s comment and deleted the reference to 6% market share.

Development and Roll Out, page 34

11.	The Stage 1 Development table on page 34 does not appear to cross-foot. Similarly the Stage 2 Development table on page 34 appears to neither foot nor cross-foot. Further, the Estimated Construction Costs table on page 37 likewise does not appear to foot. As applicable, please revise to properly foot and cross-foot tabular data in the filing.

The Company has made revisions in accordance with the Staff’s comments. See pages 34 and 37 of the Registration Statement.

Cannasoft’s New Medical Cannabis Business, page 35

12.	Please clarify whether your Cannasoft operations include any activities beyond seeking the required licenses. Please indicate the amount of funds necessary to commence construction.

The Company has added disclosure to clarify that its operations include building an indoor facility. It has also added disclosure addressing the startup costs for commencing construction. See page 48 of the Registration Statement. The final amounts expected to be spent are set forth in the table on page 40 of the Registration Statement.

13.	Please disclose what rights are granted under the Primary Growing License granted on June 4, 2018. Disclose whether Cannasoft has applied for a final Growing License and how a Primary Growing License differs from a final Growing License.

The Company has made revisions in accordance with the Staff’s comments. See page 48 of the Registration Statement.

14.	Please file the Land Lease as an exhibit.

The Company has filed the land lease as Exhibit 4.8 in accordance with the Staff’s comment.

Israeli Cannabis Industry and Regulatory Overview, page 42

15.	Please disclose each license, certification or other regulatory approval you need to operate your proposed medical cannabis business. Discuss the status, timing, costs and plans to obtain them.

The Company has made revisions in accordance with the Staff’s comment. See page 48 of the Registration Statement.

Item 5 - Operating and Financial Review and Prospects

A. Operating Results, page 50

16.	In your discussion, you cite multiple various factors as impacting your results of operations, but often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on pages 50 and 51 you attributed an increase in general and administrative expenses, respectively to four and three factors, each unquantified. Further, your discussion of material changes impacting results on those pages does not address material changes in consulting and marketing, depreciation expense, stock-based compensation, gains from foreign exchange, gains form debt conversion, financial income (expense), Covid grant revenues and other material items. In accordance with Instruction 1 to Item 5 of Form 20-F, please apply the guidance provided by Section III.D of Release 33-6835. Please expand your narrative discussion to address and quantify any significant factors, including new developments, that have materially affected the registrant’s results. Further, as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors.

The Company has made revisions in accordance with the Staff’s comment. See pages 50 and 51 of the Registration Statement.

17.	We note material volatility reflected for your gross profit reported on pages F-4 and F-41. As required by Item 5.D. of Form 20-F, please revise to more clearly identify recent material trends in production, sales and inventory, the state of your order book and costs and selling prices since the latest financial year. Discuss also any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, or that would cause reported financial information not necessarily to be indicative of future operating results.

The Company has made revisions in accordance with the Staff’s comment. See pages 50 and 51 of the Registration Statement.

Directors and Senior Management, page 53

18.	Please clarify which of your senior management and officers are full-time employees. We note that your CEO’s consulting agreement refers to Mr. Ben Yaackov as an independent contractor and others of your senior management appear to have other current business interests. To the extent that your senior management and officers only work for you on a part-time basis, please clarify and discuss any material conflicts of interests here or in the risk factors section.

The Company advises the Staff that the table on page 53 of the Registration Statement includes information on each executive officer regarding the amount of time spent on the Company’s affairs. The Company has added a footnote to the table to clarify the time commitment of the Company’s Chief Financial Officer.

Executive Compensation, page 55

19.	You indicate that you only came into existence in March 2021 and your Table of Compensation lists the compensation amounts as of Year 2022. Please clarify what period is being measured. Further, please provide the compensation of your executive officers for the entire calendar year 2021, including compensation earned from BYND Israel and/or Cannasoft.

The Company has made revisions in accordance with the Staff’s comment. See page 56 of the Registration Statement.

20.	Please advise us whether the Stock Option Plan and the employment agreements described on pages 57 and 58, except for Mr. Ben Yaackov’s consulting agreement, are material agreements under Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that the stock option plan is a material agreement. Accordingly, it has filed the stock option plan as exhibit 4.13. The agreements with Messrs. Maram and Tal have not been finalized in a written format. The terms of these arrangements are as set forth on page 58 of the Registration Statement.

Board Practices, page 59

21.	On page 67, you indicate that you will seek to have your common stock listed on the Nasdaq. Please clarify whether you currently meet the Nasdaq’s corporate governance listing rules and/or whether you will seek to use the home-rule exemption for foreign private issuers. Please consider adding a risk factor if you will not meet the Nasdaq corporate governance standards for U.S. domestic companies. For example, we that you have a low annual meeting quorum requirement of only 2 shareholders holding at least a combined 5% beneficial ownership entitled to vote at the meeting.

The Company has made revisions in accordance with the Staff’s comments. See page 67 of the Registration Statement.

Major Shareholders and Related Party Transactions, page 65

22.	Please disclose the natural person(s) holding voting and/or investment power over the shares owned by Agroinvestment SA.

The Company has made revisions in accordance with the Staff’s comment. See page 65 of the Registration Statement.

Material Contracts, page 70

23.	We note that you have not filed all the material contracts disclosed in this section. Please file the remaining agreements or tell us why you do not believe they are required to be filed. Please refer to the Instructions to Exhibits in Form 20-F.

The Company has added the initially omitted material contracts to the Registration Statement.

Financial Statements

Note 3 - Significant Accounting Policies

e. Revenue recognition, page F-18

24.	We note that you restated all reporting periods to correct errors in recognition of revenues and costs of revenues. Please disclose the significant judgments, and changes in those judgements, made in applying IFRS 15 pursuant to paragraphs 110.b and 123 of IFRS 15. Also, with respect to the performance obligations that you satisfy over time, please disclose the method used to recognize revenue pursuant to paragraph 124 of IFRS 15.

The Company has added disclosure to Note 2e to the amended and restated consolidated interim financial statements for the nine months ended September 30, 2021, in accordance with the Staff’s comment. In addition, the Company advises the Staff that there was no change in those judgements. See page F-46 of the Registration Statement.

Note 3 - Acquisitions, page F-48

25.	We note that on March 29, 2021, BYND Israel and B.Y.B.Y. Investments and Promotions Ltd. (aka “Cannasoft)” fully completed an exchanged shares and merged whereby BYND Israel acquired 74% ownership interest in B.Y.B.Y. Investments and Promotions Ltd. in exchange for majority 54.58% ownership interest in BYND Israel. We also note that one of the former shareholders of B.Y.B.Y. Investments and Promotions Ltd. currently holds the remaining 26% ownership interest in B.Y.B.Y. Investments and Promotions Ltd. in trust for the benefit of BYND Israel. Tell us and disclose how you accounted for this transaction and how you identified the accounting acquirer in this business combination.

The Company advises the Staff that Management has applied IFRS 2 Share-based Payment and accounted for the acquisition as an asset acquisition transaction.

Management conducted an analysis of the accounting acquirer and acquiree by applying the definition of control in accordance with IFRS 10 Consolidated Financial Statements. Management analyzed the composition of ownership, board and /management before and after the acquisition, and evaluated which entity holds the power, exposure and ability to control the other entity after the acquisition. Management concluded that BYND Israel is the accounting acquirer.

Management further reviewed whether the acquiree (Cannasoft) met the definition of a business under IFRS 3 Business Combinations by assessing whether Cannasoft has the elements of a business (input, process, output). Management concluded that Cannasoft did not constitute a business under that definition.

The Company has made revisions in accordance with the Staff’s comment. See page F-49 of the Registration Statement.

26.	Tell us and disclose how you determined the value of the consideration exchanged in the BYND Israel and B.Y.B.Y. Investments and Promotions Ltd. (aka “Cannasoft”) business combination. Explain for us how the 9,831,495 common shares issued to B.Y.B.Y. Investments and Promotions Ltd. shareholders were valued at $0.0855 per share. Reconcile this $0.0855 per share valuation to the $0.82 per share valuation attributed to the 6,2269,117 common shares issued on March 29, 2021 to the shareholders of the legal acquirer/registrant.

Acquisition of Cannasoft by BYND Israel

The Company advises the Staff that its management applied IFRS 2 Share-based Payment paragraph 10 in determining the value of the consideration exchanged in BYND Israel’s asset acquisition of Cannasoft, by using the fair value of goods and services received as they can be reliably measured. The assets and liabilities include amount receivable, trade payable and other liabilities and intangible assets. The fair values of amount receivable, trade payable and other liabilities approximate the amount reported, and the fair value of intangible assets was based on the valuation report dated July 29, 2021, prepared by designated professional valuator Sequeira Partners.

Therefore, the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. The value allocated to the shares issued (as increase in equity) is $840,901, or $0.0855 per share.

Reverse acquisition of the legal registrant entity by BYND Israel

The Company advises the Staff that its management applied IFRS 2 Share-based Payment paragraph 10 and 13A in determining the value of the consideration exchanged in BYND Israel’s asset acquisition of the legal registrant entity, by reference to the fair value of the shares issued by the acquirer in the acquisition, because there was unidentifiable service included in the reverse acquisition transaction (i.e. listing expense) and the fair value of such service BYND Israel received could not be reliably measured.

As a result, the transaction price of the acquisition was measured by reference to the fair value of the shares issued by BYND Israel based on the price of $0.82 per share in the issuance of shares that occurred concurrently. The consideration was first allocated to the identifiable assets and liabilities (cash, amount receivable, and trade payable and other liabilities) based on their respective fair values, and the difference between the consideration given to acquire the legal registrant entity and the fair values of the identifiable assets and liabilities acquired is recorded as listing expense to profit and loss.

The Company has made revisions in accordance with the Staff’s comment. See pages F-49 and F-50 of the Registration Statement.

Please contact the undersigned at 973-722-1217 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman